ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
Jessica L. Reece
April 24, 2024	T +1 617 235 4636
jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

File Nos. 333-237048 and 811-23556

Dear Mr. Bellacicco:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on April 1, 2024 regarding Post-Effective Amendment No. 9 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to Brandes International Equity Fund, Brandes Global Equity Fund, Brandes Emerging Markets Value Fund, Brandes International Small Cap Equity Fund, Brandes Small Cap Value Fund, Brandes Core Plus Fixed Income Fund, and Brandes Separately Managed Account Reserve Trust (each a “Fund, collectively the “Funds”), each a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on February 15, 2024 to register the shares of the Funds for public offer and sale.

This letter reflects responses intended to address all comments the Staff provided. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 11 to the Trust’s Registration Statement, which is expected to be filed pursuant to Rule 485(b) under the Securities Act for immediate effectiveness on May 1, 2024. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges the comment.

Brandes International Equity Fund

Fees and Expenses of the Fund

2.

Comment: In the section titled “Fees and Expenses of the Fund,” please bold the following sentence: “You may pay other fees, such as brokerage commission and other fees to financial intermediaries, which are not reflected in the table and example below.”

Response: The requested change has been made.

3.	Comment: Please provide completed fee and expense tables and expense examples with your response.

Response: Completed fee and expense tables and expense examples are included in Appendix A hereto.

4.

Comment: Please confirm whether Class A will be subject to deferred sales loads. We note that the Shareholder Fees table says “None” but the related footnote implies that there may be deferred sales charges in certain cases.

Response: Class A shares are generally not subject to a deferred sales load. There are, however, some exceptions for purchases of $1 million or more that are redeemed within 12 months of purchase. The Registrant has revised the corresponding footnote as follows:

~~Investments of $1 million or more are not subject to a front-end sales charge but generally will be subject to a~~A contingent deferred sales charge (“CDSC”) of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million~~, if redeemed within one year from the date of purchase.~~ may apply to certain investments in Class A shares of $1 million or more that are redeemed within 12 months of the date of purchase.

Principal Investment Strategies

5.

Comment: The third-to-last sentence in the first paragraph of the “Principal Investment Strategies” section states that “[t]he Fund may invest up to 30% of its total assets, measured at the time of purchase, in securities of companies located in emerging markets (including frontier markets).” Please disclose how the Fund defines emerging markets.

Response: The Registrant has added the following to the Fund’s principal investment strategy disclosure.

The Adviser considers an emerging market country to be any country which is in the MSCI EM Index or MSCI Frontier Markets Index or that, in the opinion of the Adviser, is generally considered to be an emerging market country by the international financial community.

2

Principal Investment Risks

6.

Comment: The risk disclosure titled “Focused Investing Risk” states that “[t]he Fund may, from time to time, invest a substantial portion of the total value of its assets in securities of issuers located in a particular industry, sector, country or geographic region…”. Please supplementally confirm that, to the extent the Fund focuses its investments in a single industry or group of industries, the Fund’s exposure to the particular industry or group of industries would not exceed 25% of the Fund’s total assets.

Response: The Registrant confirms that the Fund will not invest more than 25% of its assets in a particular industry or group of industries, as set forth in the Fund’s fundamental policy with respect to concentration included in the Statement of Additional Information.

Global Comment

7.	Comment: To the extent any of the comments above apply to the other Funds, incorporate appropriate responses where applicable.

Response: The Registrant will incorporate the responses set forth above where applicable.

Brandes Emerging Markets Value Fund

Principal Investment Strategies

8.

Comment: The fourth sentence in the first paragraph of the “Principal Investment Strategies” section states that the Adviser “defines a company as ‘active mainly in emerging markets’ if the company has greater than 80% of revenues, profits, assets, or business activity derived from emerging market countries.” Please clarify what “business activity derived from” means.

Response: The Registrant has revised the corresponding language as follows:

The Adviser defines a company as “active mainly in emerging markets” if the company has greater than 80% of revenues, profits, or assets derived from, or business activity ~~derived from~~(including investments made and services performed) in, emerging market countries.

9.

Comment: The penultimate sentence in the first paragraph of the “Principal Investment Strategies” section states that “[t]he Fund will generally limit its investments in any one issuer to no more than 5% of the Fund’s total assets, measured at the time of purchase, but may, from time to time, invest more than 5% of the Fund’s total assets in one or more issuers.” Please supplementally confirm that the Fund will comply with its classification as diversified under Section 5(b) of the Investment Company Act of 1940.

Response: The Registrant confirms that the Fund will comply with its classification as diversified under Section 5(b) of the Investment Company Act of 1940.

3

Principal Investment Risks

10.

Comment: To the extent the Fund, as part of its principal investment strategy, will invest in China A Shares via the Stock Connect Program, please explicitly disclose this in the strategy and add related risk disclosure.

Response: The Registrant will add the following to its strategy disclosure and risk disclosure as well as add related disclosure to the Statement of Additional Information.

The Fund will invest in and have direct access to China A shares listed on the Shanghai Stock Exchange (“SSE”) via the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect Schemes. The Fund may indirectly gain access to China A Shares by purchasing equity-related instruments, participation notes and participatory certificates.

Stock Connect Investing Risk. China “A Shares” are equity securities of issuers incorporated in mainland China that are denominated and currently traded in Renminbi (“RMB”) on the Shanghai or Shenzhen Stock Exchanges. Subject to minor exceptions, under current regulations in China, foreign investors, such as the Fund, can invest in A Shares only (i) through certain institutional investors that have obtained a license and quota from the Chinese regulators or (ii) through the Hong Kong-Shanghai Stock Connect or Shenzhen-Hong Kong Stock Connect programs. The Fund will invest in A Shares listed and traded on the SSE or Shenzhen Stock Exchange (“SZSE”) through the Stock Connect program, or on such other stock exchanges in China which participate in the Stock Connect program from time to time. The Fund’s investments in Stock Connect A Shares are generally subject to Chinese securities regulations and listing rules, among other restrictions that may affect the Fund’s investments and returns, including daily limits on net purchases and transfer restrictions. In addition, the Stock Connect program’s trading, clearance and settlement procedures are relatively untested in China, which could pose risks to the Fund. While overseas investors currently are exempt from paying capital gains or value added taxes on income and gains from investments in Stock Connect A Shares, these Chinese tax rules could be changed, which could result in unexpected tax liabilities for the Fund.

The Stock Connect program will only operate on days when both the Chinese and Hong Kong markets are open for trading and when banks in both markets are open on the corresponding settlement days. There may be occasions when the Fund may be subject to the risk of price fluctuations of A Shares during the time when the Stock Connect program is not trading. Because of the way in which China A shares are held in Stock Connect, the Fund may not be able to exercise the rights of a shareholder and may be limited in its ability to pursue claims against the issuer of a security, and may suffer losses in the event the depository of the SSE or the SZSE becomes insolvent. Only certain China A shares are eligible to be accessed through the Stock Connect program. Such securities may lose their eligibility at any time, in which case they presumably could be sold but could no longer be purchased through

4

the Stock Connect program. The Stock Connect program is a relatively new program. Further developments are likely and there can be no assurance as to the program’s continued existence or whether future developments regarding the program may restrict or adversely affect the Fund’s investments or returns. In addition, the application and interpretation of the laws and regulations of Hong Kong and China, and the rules, policies or guidelines published or applied by relevant regulators and exchanges in respect of the Stock Connect program are uncertain, and they may have a detrimental effect on the Fund’s investments and returns.

Brandes Small Cap Value Fund

Principal Investment Strategies

11.

Comment: The fifth sentence in the first paragraph of the “Principal Investment Strategies” section states that “[t]he Fund may invest up to 10% of its total assets, measured at the time of purchase, in fixed-income securities.” If the Fund’s investments in fixed-income securities will include below investment grade securities, please (a) explicitly disclose this, (b) state the ratings below which the Fund considers securities below investment grade, and (c) add disclosure describing the speculative nature of such instruments and that they are commonly referred to as junk bonds.

Response: Investment in below investment grade securities is not a principal investment strategy of the Fund. To the extent that were to change in the future, the Fund would supplement its prospectus to add the disclosure referenced above.

12.

Comment: With respect the disclosure referenced in Comment 10, please also disclose the type of fixed income securities the Fund may purchase (e.g., government, corporate, mortgage-backed) and any limits on maturity, duration, or geographic concentration of such securities.

Response: The Registrant has revised the noted disclosure to state that the Fund may invest in corporate fixed-income securities. The Fund is not constrained by maturity, duration or geographic concentration with respect to such securities and so no such limits are disclosed.

The Fund may invest up to 10% of its total assets, measured at the time of purchase, in corporate fixed-income securities.

13.

Comment: The sixth sentence in the first paragraph of the “Principal Investment Strategies” section states that “[t]he Fund may invest up to 10% of its total assets, measured at the time of purchase, in securities of companies located outside of the United States.” If the Fund’s investments in “securities of companies located outside of the United States” will include investments in companies located in emerging or frontier markets, please disclose this as well as what the Fund considers to be emerging or frontier markets.

Response: Investment in emerging or frontier markets is not a principal investment strategy of the Fund.

5

Brandes Core Plus Fixed Income Fund

Investment Policies

14.

Comment: The first sentence in the seventh paragraph of the “Investment Policies” section states that “[t]he Fund may invest in new issue and mortgage-backed securities on a ‘when-issued’ basis (known as ‘TBA securities’).” To the extent these types of investments are a part of the Fund’s principal investment strategy, please add corresponding disclose in the summary prospectus.

Response: Investment in TBA securities is not a principal investment strategy of the Fund.

Statement of Additional Information

15.

Comment: Please supplementally confirm what the statement in the fourth fundamental policy under the “Investment Restrictions” section that “investment companies are not considered to constitute an industry” is meant to indicate.

Response: The statement is meant to indicate that the Registrant does not consider investment companies to be a part of any one industry, such as the finance industry.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,
/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Andrew Lawson, Esq.

Barbara Nelligan

6

APPENDIX A

FEE AND EXPENSE TABLES AND EXPENSE EXAMPLES

Brandes International Equity Fund

Shareholder Fees (Fees paid directly from your investment)

	Class A		Class C		Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		None		None	None
Maximum Deferred Sales Charge (Load)	None	*	1.00	%**	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Class A		Class C		Class I	Class R6
Management Fees	0.75%		0.75%		0.75%	0.75%
Distribution (12b-1) Fees	0.25%		0.75%		None	None
Other Expenses
Shareholder Servicing Fees	None		0.25%		None	None
Other Expenses(1)	0.13%		0.13%		0.17%	0.13%
Total Other Expenses(2)	0.13%		0.38%		0.17%	0.13%
Total Annual Fund Operating Expenses	1.13%		1.88%		0.92%	0.88%
Less: Fee Waiver and/or Expense Reimbursement(3)	0.00%		0.00%		(0.07%)	(0.13%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)(4)	1.13	%(3)	1.88	%(3)	0.85%	0.75%

*

A contingent deferred sales charge (“CDSC”) of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million may apply to certain investments in Class A shares of $1 million or more that are redeemed within 12 months of the date of purchase.

**

A charge of 1.00% will be imposed on Class C shares redeemed within one year of purchase by any investor. For additional information, please see the “Terms of the Conversion Feature” section of the Fund’s statutory prospectus.

(1)	“Other Expenses” for Class I shares includes 0.05% of class-specific sub-transfer agency fees.
(2)

“Other Expenses” have been adjusted from amounts incurred during the most recent fiscal year of the Fund’s predecessor to reflect estimated current expenses. The Brandes International Equity Fund, a series of Brandes Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

(3)

Brandes Investment Partners, L.P. (the “Adviser”) has contractually agreed to limit the International Equity Fund’s Class A, Class C, Class I and Class R6 annual operating expenses (exclusive of acquired fund feeds and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation), including repayment of previous waivers, to 1.20% for Class A, 1.95% for Class C, 0.85% for Class I and 0.75% for Class R6, as percentages of the respective Fund classes’ average daily net assets through July 15, 2026 (the “Expense Caps”). The Expense Caps may be terminated at any time by the Board of Trustees upon 60 days’ written notice to the Adviser. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months following the waiver or reimbursement with respect to any Class of the Fund. The Adviser may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

(4)

Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement do not correlate to the ratios of net expenses to average net assets provided in the financial highlights, which reflect the effect of voluntary service provider fee reductions.

A-1

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$684	$913	$1,161	$1,871
Class C	$291	$591	$1,016	$2,005	(1)
Class I	$87	$286	$502	$1,125
Class R6	$77	$268	$475	$1,072

You would pay the following expenses if you did not redeem your Class C shares.

	1 Year	3 Years	5 Years	10 Years
Class C	$191	$591	$1,016	$2,005	(1)

(1)

Class C shares automatically convert to Class A shares if held for 8 years. The Class C shares’ 10-year cost examples assume that the Class C shares automatically convert to Class A shares on the first day of the ninth year. For additional information, please see the “Terms of the Conversion Feature” section of the Prospectus.

Brandes Global Equity Fund

Shareholder Fees (Fees paid directly from your investment)

	Class A		Class C		Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		None		None	None
Maximum Deferred Sales Charge (Load)	None	*	1.00	%**	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class R6
Management Fees	0.80%	0.80%	0.80%	0.80%
Distribution (12b-1) Fees	0.25%	0.75%	None	None
Other Expenses
Shareholder Servicing Fees	None	0.25%	None	None
Other Expenses(1)	0.40%	0.41%	0.44%	0.40%
Total Other Expenses(2),(3)	0.40%	0.66%	0.44%	0.40%
Total Annual Fund Operating Expenses	1.45%	2.21%	1.24%	1.20%
Less: Fee Waiver and/or Expense Reimbursement	(0.20%)	(0.21%)	(0.24%)	(0.38%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)(4)	1.25%	2.00%	1.00%	0.82%

*

A contingent deferred sales charge (“CDSC”) of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million may apply to certain investments in Class A shares of $1 million or more that are redeemed within 12 months of the date of purchase.

**

A charge of 1.00% will be imposed on Class C shares redeemed within one year of purchase by any investor. For additional information, please see the “Terms of the Conversion Feature” section of the Fund’s statutory prospectus.

(1)	“Other Expenses” for Class I shares includes 0.05% of class-specific sub-transfer agency fees.
(2)	“Other Expenses” for the Class R6 shares are estimated based on current expenses of the Class A shares.
(3)

“Other Expenses” have been adjusted from amounts incurred during the most recent fiscal year of the Fund’s predecessor to reflect estimated current expenses. The Brandes Global Equity Fund, a series of Brandes Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

(4)

Brandes Investment Partners, L.P. (the “Adviser”) has contractually agreed to limit the International Equity Fund’s Class A, Class C, Class I and Class R6 annual operating expenses (exclusive of acquired fund feeds and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation), including repayment of previous waivers, to 1.25% for Class A, 2.00% for Class C, 1.00% for Class I and 0.82% for Class R6, as percentages of the respective Fund classes’ average daily net assets through July 15, 2026 (the “Expense Caps”). The Expense Caps may be terminated at any time by the Board of Trustees upon 60 days’ written notice to the Adviser. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months following the waiver or reimbursement with respect to any Class of the Fund. The Adviser may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$695	$989	$1,304	$2,194
Class C	$303	$671	$1,166	$2,335	(1)
Class I	$102	$370	$658	$1,479
Class R6	$84	$343	$623	$1,421

You would pay the following expenses if you did not redeem your Class C shares:

	1 Year	3 Years	5 Years	10 Years
Class C	$203	$671	$1,166	$2,335	(1)

(1)

Class C shares automatically convert to Class A shares if held for 8 years. The Class C shares’ 10-year cost examples assume that the Class C shares automatically convert to Class A shares on the first day of the ninth year. For additional information, please see the “Terms of the Conversion Feature” section of the Prospectus

Brandes Emerging Markets Value Fund

Shareholder Fees (Fees paid directly from your investment)

	Class A		Class C		Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		None		None	None
Maximum Deferred Sales Charge (Load)	None	*	1.00	%**	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class R6
Management Fees	0.95%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.25%	0.75%	None	None
Other Expenses
Shareholder Servicing Fees	None	0.25%	None	None
Other Expenses(1)	0.13%	0.14%	0.18%	0.14%
Total Other Expenses(2)	0.13%	0.39%	0.18%	0.14%
Total Annual Fund Operating Expenses	1.33%	2.09%	1.13%	1.09%
Less: Fee Waiver and/or Expense Reimbursement	0.00%	0.00%	(0.01%)	(0.12%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)	1.33%	2.09%	1.12%	0.97%

*

A contingent deferred sales charge (“CDSC”) of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million may apply to certain investments in Class A shares of $1 million or more that are redeemed within 12 months of the date of purchase.

**

A charge of 1.00% will be imposed on Class C shares redeemed within one year of purchase by any investor. For additional information, please see the “Terms of the Conversion Feature” section of the Fund’s statutory prospectus.

(1)	“Other Expenses” for Class I shares includes 0.05% of class-specific sub-transfer agency fees.

(2)

Other Expenses have been adjusted from amounts incurred during the most recent fiscal year of the Fund’s predecessor to reflect estimated current expenses. The Brandes Emerging Markets Value Fund, a series of Brandes Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

(3)

Brandes Investment Partners, L.P. (the “Adviser”) has contractually agreed to limit the International Equity Fund’s Class A, Class C, Class I and Class R6 annual operating expenses (exclusive of acquired fund feeds and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation), including repayment of previous waivers, to 1.37% for Class A, 2.12% for Class C, 1.12% for Class I and 0.97% for Class R6, as percentages of the respective Fund classes’ average daily net assets through July 15, 2026 (the “Expense Caps”). The Expense Caps may be terminated at any time by the Board of Trustees upon 60 days’ written notice to the Adviser. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months following the waiver or reimbursement with respect to any Class of the Fund. The Adviser may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$703	$972	$1,262	$2,084
Class C	$312	$655	$1,124	$2,227	(1)
Class I	$114	$358	$621	$1,374
Class R6	$99	$335	$589	$1,318

You would pay the following expenses if you did not redeem your Class C shares:

	1 Year	3 Years	5 Years	10 Years
Class C	$212	$655	$1,124	$2,227	(1)

(1)

Class C shares automatically convert to Class A shares if held for 8 years. The Class C shares’ 10-year cost examples assume that the Class C shares automatically convert to Class A shares on the first day of the ninth year. For additional information, please see the “Terms of the Conversion Feature” section of the Prospectus

Brandes International Small Cap Equity Fund

Shareholder Fees (Fees paid directly from your investment)

	Class A		Class C		Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		None		None	None
Maximum Deferred Sales Charge (Load)	None	*	1.00	%**	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I	Class R6
Management Fees	0.95%	0.95%	0.95%	0.95%
Distribution (12b-1) Fees	0.25%	0.75%	None	None
Other Expenses
Shareholder Servicing Fees	None	0.25%	None	None
Other Expenses(1)	0.16%	0.16%	0.21%	0.16%
Total Other Expenses(2)	0.16%	0.41%	0.21%	0.16%

	Class A	Class C	Class I	Class R6
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	1.37%	2.12%	1.17%	1.12%
Less: Fee Waiver and/or Expense Reimbursement	0.00%	0.00%	(0.01%)	(0.11%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3)	1.37%	2.12%	1.16%	1.01%

*

A contingent deferred sales charge (“CDSC”) of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million may apply to certain investments in Class A shares of $1 million or more that are redeemed within 12 months of the date of purchase.

**

A charge of 1.00% will be imposed on Class C shares redeemed within one year of purchase by any investor. For additional information, please see the “Terms of the Conversion Feature” section of the Fund’s statutory prospectus.

(1)	“Other Expenses” for Class I shares includes 0.05% of class-specific sub-transfer agency fees.
(2)

“Other Expenses” have been adjusted from amounts incurred during the most recent fiscal year of the Fund’s predecessor to reflect estimated current expenses. The Brandes International Small Cap Equity Fund, a series of Brandes Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

(3)

Brandes Investment Partners, L.P. (the “Adviser”) has contractually agreed to limit the International Equity Fund’s Class A, Class C, Class I and Class R6 annual operating expenses (exclusive of acquired fund feeds and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation), including repayment of previous waivers, to 1.40% for Class A, 2.15% for Class C, 1.15% for Class I and 1.00% for Class R6, as percentages of the respective Fund classes’ average daily net assets through July 15, 2026 (the “Expense Caps”). The Expense Caps may be terminated at any time by the Board of Trustees upon 60 days’ written notice to the Adviser. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months following the waiver or reimbursement with respect to any Class of the Fund. The Adviser may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$706	$984	$1,282	$2,127
Class C	$315	$664	$1,139	$2,261	(1)
Class I	$118	$371	$643	$1,419
Class R6	$103	$345	$606	$1,353

You would pay the following expenses if you did not redeem your Class C shares:

	1 Year	3 Years	5 Years	10 Years
Class C	$215	$664	$1,139	$2,261	(1)

(1)

Class C shares automatically convert to Class A shares if held for 8 years. The Class C shares’ 10-year cost examples assume that the Class C shares automatically convert to Class A shares on the first day of the ninth year. For additional information, please see the “Terms of the Conversion Feature” section of the Prospectus

Brandes Small Cap Value Fund

Shareholder Fees (Fees paid directly from your investment)

	Class A		Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.75%		None	None
Maximum Deferred Sales Charge (Load)	None	*	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class R6
Management Fees	0.70%	0.70%	0.70%
Distribution (12b-1) Fees	0.25%	None	None
Other Expenses(1),(2)	2.03%	2.09%	2.14%
Acquired Fund Fees and Expenses	0.02%	0.02%	0.02%
Total Annual Fund Operating Expenses(3)	3.00%	2.81%	2.86%
Less: Fee Waiver and/or Expense Reimbursement	(1.83%)	(1.89%)	(2.12%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(3),(4)	1.17%	0.92%	0.74%

*

A contingent deferred sales charge (“CDSC”) of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million may apply to certain investments in Class A shares of $1 million or more that are redeemed within 12 months of the date of purchase.

(1)	“Other Expenses” for Class I shares includes 0.05% of class-specific sub-transfer agency fees.
(2)

Other Expenses have been adjusted from amounts incurred during the most recent fiscal year of the Fund’s predecessor to reflect estimated current expenses. The Brandes Small Cap Value Fund, a series of Brandes Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

(3)

Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement do not correlate to the ratios of expenses (and net expenses) to average net assets provided in the financial highlights, which reflect only the operating expenses of the Fund and do not include acquired fund fees and expenses.

(4)

Brandes Investment Partners, L.P. (the “Adviser”) has contractually agreed to limit the International Equity Fund’s Class A, Class I and Class R6 annual operating expenses (exclusive of acquired fund feeds and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation), including repayment of previous waivers, to 1.15% for Class A, 0.90% for Class I and 0.72% for Class R6, as percentages of the respective Fund classes’ average daily net assets through July 15, 2026 (the “Expense Caps”). The Expense Caps may be terminated at any time by the Board of Trustees upon 60 days’ written notice to the Adviser. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months following the waiver or reimbursement with respect to any Class of the Fund. The Adviser may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$687	$1,286	$1,910	$3,580
Class I	$94	$692	$1,316	$3,000
Class R6	$76	$685	$1,320	$3,032

Brandes Core Plus Fixed Income Fund

Shareholder Fees (Fees paid directly from your investment)

	Class A		Class I	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.75%		None	None
Maximum Deferred Sales Charge (Load)	None	*	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I	Class R6
Management Fees	0.35%	0.35%	0.35%
Distribution (12b-1) Fees	0.25%	None	None
Other Expenses(1)(2)	0.30%	0.33%	0.30%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	0.91%	0.69%	0.66%
Less: Fee Waiver and/or Expense Reimbursement(3)	(0.40%)	(0.38%)	(0.35%)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)(4)	0.51%	0.31%	0.31%

*

A contingent deferred sales charge (“CDSC”) of 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million but less than $10 million and 0.25% on amounts of at least $10 million may apply to certain investments in Class A shares of $1 million or more that are redeemed within 12 months of the date of purchase.

(1)	“Other Expenses” for Class I shares includes 0.05% of class-specific sub-transfer agency fees.
(2)

“Other Expenses” have been adjusted from amounts incurred during the most recent fiscal year of the Fund’s predecessor to reflect estimated current expenses. The Brandes Core Plus Fixed Income Fund, a series of Brandes Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

(3)

Brandes Investment Partners, L.P. (the “Adviser”) has contractually agreed to limit the Management Fee of each share class of the Core Plus Fund to 0.30% pursuant to an Investment Advisory Fee Waiver Agreement in effect until July 15, 2026.

(4)

The Adviser has contractually agreed to limit the Core Plus Fund’s Class A, Class I and Class R6 annual operating expenses (exclusive of acquired fund fees and expenses, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation), including repayment of previous waivers, to the following percentages of the Fund’s average daily net assets attributable to the specific classes through July 15, 2026: 0.50%, 0.30% and 0.30%, respectively (the “Expense Caps”). The Expense Caps may be terminated at any time by the Board of Trustees upon 60 days’ notice to the Adviser. The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months following the waiver or reimbursement with respect to any Class of the Fund. The Adviser may request reimbursement if the aggregate amount paid by the Fund toward operating expenses for the Class for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in effect at the time of waiver or at the time of reimbursement.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$425	$616	$822	$1,417
Class I	$32	$182	$347	$823
Class R6	$32	$176	$333	$789

Brandes Separately Managed Account Reserve Trust

Shareholder Fees (Fees paid directly from your investment)

None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Management Fees (1),(2)	0.00%
Other Expenses (2),(3),(4)	0.00%
Total Annual Fund Operating Expenses(2), (4)	0.00%

(1)

Investors pay any management fees, advisory fees or expenses at the wrap account level. The Fund does not pay any management fees, advisory fees or expenses to the Brandes Investment Partners, L.P. (the “Adviser”)or affiliates of the Adviser.

(2)

Investors in the Fund must be clients of “wrap account” programs sponsored by broker-dealers which have agreements with the Adviser, or certain other persons or entities. Investors pay management fees and other expenses at the wrap account level. See “Shareholder Information.”

(3)	Investors pay any ordinary expenses at the wrap account level. The Fund does not pay any ordinary expenses.
(4)

Other Expenses have been adjusted from amounts incurred during the most recent fiscal year of the Fund’s predecessor to reflect estimated current expenses. The Brandes Separately Managed Account Reserve Trust, a series of Brandes Investment Trust, is the predecessor to the Fund (the “Predecessor Fund”).

Example

1 Year	3 Years	5 Years	10 Years
$0	$0	$0	$0